Mail Stop 3233

                                                                   June 19,
2018

Via E-mail
Lawrence M. Cuculic
Senior Vice President, General Counsel and
Corporate Secretary
Best Western International, Inc.
6201 N. 24th Parkway
Phoenix, AZ 85016

       Re:     Best Western International, Inc.
               Amendment No. 1 to
               Draft Registration Statement on Form S-1
               Submitted May 29, 2018
               CIK No. 0001733381

Dear Mr. Cuculic:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please tell us whether you have had pre-filing communications relating to the proposed offering. If so, please provide your analysis regarding how those communications are permissible in light of the pre-filing communications requirements of the Securities Act of 1933.
 Lawrence M. Cuculic
Best Western International Inc.
June 19, 2018
Page 2

2. It appears that the offering, as structured with respect to contingently-approved applicants constructing new properties, fails to comply with Securities Act Rule 415(a)(2). In this regard, your offering is structured to continue beyond two years from the initial effective date. Please revise or tell us how you believe the offering complies with Rule 415.

3. We note your response to comment 6, the transfer restrictions applicable to the Common
        Stock, and your representation that the seven series of Common Stock will convert into a single series upon consummation of an initial public offering. Please confirm that you do not plan to register the Common Stock under Exchange Act Section 12 while the different series are outstanding. Please also tell us what consideration you have given to providing expanded beneficial ownership disclosure on a series basis, to provide transparency as to significant holdings with respect to each series.

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.


                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Attorney
                                                             Office of Real
Estate and
                                                             Commodities

cc:     Edward J. Schneidman, Esq.
        Kirkland & Ellis LLP